Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated February 27, 2013

Registration No. 333-182159

Supplementing the Preliminary Prospectus Supplement

dated February 25, 2013 and

the Prospectus dated June 15, 2012

COMMONWEALTH REIT

27,000,000 Common Shares of Beneficial Interest

FREE WRITING PROSPECTUS

This Free Writing Prospectus relates only to the securities described above and should be read together with the prospectus, dated June 15, 2012, included in the Registration Statement on Form S-3 (Registration No. 333-182159), and the preliminary prospectus supplement, dated February 25, 2013, or the Preliminary Prospectus Supplement, in each case relating to these securities.

On February 26, 2013, the Board of Trustees of CommonWealth REIT, or the Company, received two open letters, or the Corvex/Related Letters, from Corvex Management, LP, or Corvex, and Related Fund Management, LLC, or Related, raising various matters, and Corvex and Related filed a Schedule 13D, or the Schedule 13D, with the Securities and Exchange Commission, or the SEC.  Among other things, the Corvex/Related Letters demand that the Company terminate this public offering of the Company’s common shares, or this Offering, and the Company’s previously announced tender offer to purchase for cash up to $450.0 million aggregate principal amount of its outstanding 5.75% Senior Notes due February 15, 2014, 6.40% Senior Notes due February 15, 2015, 5.75% Senior Notes due November 1, 2015 and 6.25% Senior Notes due August 15, 2016, or the Tender Offer.  The Schedule 13D and the Corvex/Related Letters referenced in this Free Writing Prospectus were not prepared by the Company, and the Company does not endorse or confirm, and is not responsible for, any of their content.  The Schedule 13D and the Corvex/Related Letters are the responsibility of Corvex and Related.

On February 27, 2013, the Company issued a press release announcing that the Company’s Board of Trustees has determined that the best interests of the Company will be served by continuing this Offering and the Tender Offer.

The Company has included a copy of its press release and copies of the Corvex/Related Letters as exhibits to a Current Report on Form 8-K it filed today with the SEC, which is incorporated by reference into the Preliminary Prospectus Supplement and the accompanying prospectus.

In addition, the Company is providing the following additional risk factors for the purpose of updating the risk factor disclosure incorporated by reference into the Preliminary Prospectus Supplement.

The matters described in, arising out of or related to the Schedule 13D or the Corvex/Related Letters create certain risks for the Company and its equity investors.

The matters described in, arising out of or related to the Schedule 13D or the Corvex/Related Letters create certain risks for current and future investors in the Company’s common shares.  Among other things, Corvex and Related have demanded that the Company terminate this Offering and the Tender Offer, and have stated that they are prepared to file litigation seeking to enjoin this Offering or provide for its rescission in the event that it is completed.  After considering the Corvex and Related Documents, our Board of Trustees has determined to proceed with this Offering and the Tender Offer.  That decision and any views that may be expressed or actions taken by the Board of Trustees with respect to the matters raised by, described in or related to the Schedule 13D or the Corvex/Related Letters may be negatively received by our shareholders, which could result in negative consequences for the Company and have a material adverse effect on future share prices of the Company’s securities.  Litigation or arbitration could be costly and could divert the time and attention of the Company’s management from the operation of its business.  Certain actions by Corvex and Related described in the Schedule 13D or the Corvex/Related Letters could result in a change of control, a change in management and a change in the composition of the Company’s Board of Trustees, and could give rise to defaults under numerous of the Company’s agreements, including its revolving credit facility, term loan and other debt agreements.  Further, investors should not necessarily assume that the actions by Corvex and Related are an indication that they, or any other party, will seek to acquire us now or in the future or that any actions or proposed actions described by Corvex and Related in the Schedule 13D or the Corvex/Related Letters will be taken, and investors should not necessarily ascribe incremental value to our shares as a result of the possibility of such actions.  On February 25, 2013, the day before the Schedule 13D was filed by Corvex and Related, the last reported sales price of the Company’s common shares on the New York Stock Exchange was $15.85 per share.

The actions taken by the Company’s Board of Trustees with respect to the matters described in, arising out of or related to the Schedule 13D or the Corvex/Related Letters may provoke dissident shareholder activities that result in significant costs and have other material adverse effects.

The actions taken by the Company’s Board of Trustees with respect to the matters described in, arising out of or related to the Schedule 13D or the Corvex/Related Letters could provoke shareholder litigation or arbitrations, dissident shareholder trustee nominations or dissident shareholder proposals and result in the substantial decline in the market price of the Company’s common shares.  These activities, if instituted against the Company, could result in substantial costs and a diversion of its management’s attention that could have a material adverse effect on the Company and the market price of its common shares.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS FREE WRITING PROSPECTUS CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE COMPANY’S

PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR FOR VARIOUS REASONS, INCLUDING SOME REASONS WHICH ARE BEYOND THE COMPANY’S CONTROL.  FOR EXAMPLE, ALTHOUGH THIS FREE WRITING PROSPECTUS STATES THAT THE COMPANY’S BOARD OF TRUSTEES HAS DETERMINED THAT THE BEST INTERESTS OF THE COMPANY WILL BE SERVED BY THE COMPANY CONTINUING THIS OFFERING AND THE TENDER OFFER, THERE CAN BE NO ASSURANCE THAT THIS OFFERING OR THE TENDER OFFER WILL BE CONSUMMATED, THAT THEY WILL NOT BE DELAYED OR THAT THEIR TERMS WILL NOT CHANGE.  FOR THESE REASONS, AMONG OTHERS, YOU SHOULD NOT PLACE UNDUE RELIANCE UPON THE COMPANY’S FORWARD LOOKING STATEMENTS.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by contacting the offices of: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146; BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038; email dg.prospectusrequests@baml.com; UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY 10171, telephone: (888) 827-7275; or Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone (866) 718-1649, email: prospectus@morganstanley.com.

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